Husqvarna

06014584

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3628
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING SECTION
RECEIVED
JUN 21 2006
WASH, D.C. 160

Re: Husqvarna A.B. (publ.) 12g3-2(b) Exemption No.

SUPPL

Dear Sir or Madam:

Husqvarna AB (publ.), a company formed under the laws of the Kingdom of Sweden ("Husqvarna"), is hereby furnishing to the United States Securities and Exchange Commission (the "SEC") the attached document pursuant to Rule 12g3-2(b). Husqvarna's 12g3-2(b) filing number (as provided by the SEC) is 082-34966. The attached document was distributed/made public in both an English and a Swedish version. The English version is attached.

Please call with any questions or concerns.

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

Best regards

Åsa Stenqvist

Head of Corporate Communications
and Investor Relations

Postal address	Office address	Telephone exchange	Fax	Reg. No.	Vat No.	Reg. office
Husqvarna AB (publ) SE-104 25 Stockholm Sweden	S:t Göransgatan 143	+46-36 14 65 00	+46-8 738 64 50	556000-5331	SE556000533101	Jönköping Sweden

Husqvarna

Press release

Stockholm, 13 June 2006

Husqvarna listed on Stockholm Stock Exchange

As of today, Husqvarna is on the O-list of the Stockholm Stock Exchange. The ticker is HUSQ. A trading lot comprises 100 shares.

Husqvarna consists of the previous Outdoor Products segment within Electrolux. The shares in Husqvarna have been distributed to the shareholders in Electrolux in accordance with the decision by the Electrolux Annual Meeting in April 2006.

Husqvarna is the world's largest producer of chainsaws, lawn mowers and other portable petrol-powered garden equipment such as trimmers and blowers, as well as diamond tools for the construction and stone industries. In 2005 net sales amounted to SEK 28.8 billion and the average number of employees was 11,700.

More information on Husqvarna is available in the listing prospectus, which can be downloaded at www.husqvarna.com

For more information, please contact Åsa Stenqvist, Head of Corporate Communications and Investor Relations, tel. +46 8 738 64 94